SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended: December 31, 1999

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from          to

Commission File No. 1-14787

Delphi Personal Savings Plan for Hourly - Rate Employees in the United States
(Full title of the plan)

DELPHI AUTOMOTIVE SYSTEMS CORPORATION
5725 Delphi Drive, Troy, Michigan 48098
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Page

INDEPENDENT AUDITORS’ REPORT	3

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND FOR THE PERIOD MAY 28, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 1999:

Statement of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-9

SIGNATURE	10

EXHIBIT:

Independent Auditors’ Consent	11

INDEPENDENT AUDITORS’ REPORT

Delphi Personal Savings Plan for Hourly-Rate Employees in the United States:

We have audited the accompanying statement of net assets available for benefits of the Delphi Personal Savings Plan for Hourly-Rate Employees in the United States (the “Plan”) as of December 31, 1999 and the related statement of changes in net assets available for benefits for the period May 28, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the period May 28, 1999 (date of inception) to December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Detroit, Michigan
June 26, 2000

DELPHI PERSONAL SAVINGS PLAN FOR HOURLY-RATE
EMPLOYEES IN THE UNITED STATES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
 DECEMBER 31, 1999
(Dollars in Thousands)

ASSETS -

Investment in master trust (Note 3)	$581,506

NET ASSETS AVAILABLE FOR BENEFITS	$581,506

References should be made to the Notes to Financial Statements

DELPHI PERSONAL SAVINGS PLAN FOR HOURLY-RATE
EMPLOYEES IN THE UNITED STATES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
 FOR THE PERIOD MAY 28, 1999 (DATE OF INCEPTION)
TO DECEMBER 31, 1999
(Dollars in Thousands)

ADDITIONS:

Investment income -

Net investment earnings from the master trust (Note 3)	$46,684

Contributions:

Participants	92,925

Employer	3,761

Rollover	1,179

Total contributions	97,865

Total additions	144,549

DEDUCTIONS-

Benefits paid to participants or beneficiaries	17,098

Administrative expenses	13

Total deductions	17,111

NET INCREASE	127,438

TRANSFER OF NET ASSETS AVAILABLE FOR BENEFITS FROM THE

GENERAL MOTORS PERSONAL SAVINGS PLAN FOR HOURLY-RATE

EMPLOYEES IN THE UNITED STATES (Note 1)	454,068

NET ASSETS AVAILABLE FOR BENEFITS, END OF PERIOD	$581,506

Reference should be made to the Notes to Financial Statements

DELPHI PERSONAL SAVINGS PLAN FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

NOTES TO FINANCIAL STATEMENTS

1.	THE PLAN

General — Delphi Automotive Systems Corporation (“Delphi”) established the Delphi Personal Savings Plan for Hourly-Rate Employees in the United States (the “Plan”), a defined contribution plan, in connection with the spin-off of Delphi from General Motors Corporation (“GM”), which was effective on May 28, 1999. For Delphi employees that transferred from GM with investments in the General Motors Personal Savings Plan for Hourly-Rate Employees in the United States (the “GM Plan”), the net assets available for benefits representing their holdings were transferred into the Plan. The transfer included any outstanding loan balances that Delphi employees had in the GM Plan. The Plan has similar investment fund options to the GM Plan. All assets transferred to the Plan were reinvested in investment options corresponding to their investment options in the GM Plan.

Generally, eligible hourly-rate full-time and part-time employees may participate and accumulate savings under the Plan on the first day of the first pay period following the attainment of seniority, as defined in the Plan. The Executive Committee of Delphi’s Board of Directors acts as the Plan fiduciary and, along with various officers, employees and committees, with authority delegated from the Plan fiduciary, controls and manages the operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). This Committee designated General Motors Investment Management Corporation (“GMIMCo”) as a named fiduciary and investment advisor to the Program. State Street Bank and Trust Company and Fidelity Management Trust Company act as the Plan’s trustees and Fidelity Investment Retirement Services Company acts as the Plan’s recordkeeper. Certain costs of Plan administration are paid by Delphi.

The following brief description of the Plan is provided for general informational purposes only. Participants should refer to the Plan document and prospectus for a complete description of the Plan’s provisions.

Participant Contributions — An eligible participant employed by Delphi (an “Eligible Employee”) may elect to make pre-tax contributions, in 1% increments, up to 25% of eligible weekly earnings as defined in the Plan, up to the maximum IRS 401(k) limit of $10,000 in 1999. Employees may also contribute to the Plan on an after-tax basis. In addition, an Eligible Employee may elect to contribute, in 1% increments, up to 100% of his or her profit sharing payment from the Delphi Profit Sharing Plan for Hourly-Rate Employees to his or her account in the Plan. Profit sharing amounts contributed to the Plan on behalf of an Eligible Employee are invested in the same investment option(s) as selected by the participant for weekly contributions to the Plan. Employee contributions vest immediately.

Employer Contributions — For certain employees hired on or after January 1, 1994, Delphi contributes an amount equal to a certain percent (based on local units’ competitive hire agreements) of eligible weekly earnings to such participants’ accounts in the form of Delphi’s common stock. Such participants must be in the Plan for at least three years to be vested in employer contributions, at which time such contributions may be transferred by the participant to other available investment options. Forfeitures are used to offset future employer contributions.

Fund Exchanges — Generally, each participant is entitled on any business day to exchange a specified portion or all of his or her interest in any of the investment options to other options offered under the Plan, subject to the provisions indicated above.

Participant Withdrawals — A participant may withdraw funds from their account at any time after attaining age 59-1/2. Prior to age 59-1/2, employee after-tax savings may be withdrawn at any time, however, pre-tax savings may only be withdrawn because of termination of employment, retirement, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by Delphi. The amount that may be withdrawn for a financial hardship is limited as defined in the Plan. The funds that represent a financial hardship withdrawal must conform to conditions required by the Internal Revenue Service

(the “IRS”). A participant who receives a hardship distribution shall have his or her contributions to the Plan suspended for 12 months following the distribution as required by law.

Investment Options — The participants must direct, in 10% increments, how their contributions are to be invested. A description of each investment option offered under the Plan follows:

•	Delphi Common Stock Fund — Under this investment option, contributions are invested in Delphi common stock.

•	Equity Index Fund — Under this investment option, contributions are invested in a portfolio of common stocks managed by an investment manager. The investment manager maintains a portfolio which is designed to match the performance of the Standard & Poor’s 500 Index. This Index is a broad-based index of large companies which operate in a wide variety of industries and market sections and which represent over two-thirds of the market capitalization of all publicly traded common stocks in the United States.

•	Balanced Fund — Under this investment option, contributions are invested in equity and fixed income investments selected from opportunities available in global capital markets, including large and small capitalization common stocks, investment and noninvestment grade bonds, convertible securities, real estate, emerging market investments, and venture capital.

•	Income Fund — Funds are invested in investment contracts issued by insurance companies. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets. The Income Fund also invests in a short-term fixed income fund made up of U.S. Government debt obligations and cash.

•	Mutual Funds — This investment option is comprised of many different mutual funds managed by Fidelity Investments. Each mutual fund has a different objective and investment strategy. To pursue their objectives, mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund’s objectives and investments is contained in that fund’s prospectus.

Other Investments — Certain assets of former investment options are treated as follows:

•	Electronic Data Systems Corporation (EDS) Common Stock Fund — The EDS Common Stock Fund will remain an investment option under the Plan through July 31, 2001. During this period, no contributions or exchanges to this fund are permitted. Any assets remaining in the EDS Common Stock Fund at the close of the business day on July 31, 2001 will be transferred automatically to the Income Fund.

•	Raytheon Class A Common Stock Fund — The Raytheon Common Stock Fund will remain an investment option under the Plan through December 31, 2002. During this period, no contributions or exchanges to this fund are permitted. Any assets remaining in the Raytheon Common Stock Fund at the close of the business day on December 31, 2002 will be transferred automatically to the Income Fund.

•	GM Common Stock Funds — The GM $1-2/3 Par Value Common Stock and GM Class H Common Stock Funds will remain investments options under the Plan through May 28, 2004. During this period, no contributions or exchanges to these funds are permitted. Any assets remaining in the GM $1-2/3 Par Value Common Stock and/or the GM Class H Common Stock Funds at the close of the business day on May 28, 2004 will be transferred automatically to the Income Fund.

Other Investment Information — Dividends and other earnings attributable to the Delphi Common Stock Fund, the Equity Index Fund, the Balanced Fund, the Income Fund and Mutual Funds shall be invested in the respective funds. Dividends attributable to the GM Common Stock Funds, the EDS Common Stock Fund, and the Raytheon Class A Common Stock Fund shall be invested in the Income Fund.

Participant Loans — Once each year, eligible participants may borrow from their plan accounts. The amount and terms for the loans are limited under the Plan. The loan interest rate is established once each quarter at a rate equal to the prevailing prime lending rate as of the last business day of the previous quarter. Interest paid on the loans is credited back to the borrowing participant’s account in the Plan. Loans not repaid within the provisions of the Plan are deemed to be distributions from participants’ accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

•	The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principals generally accepted in the United States of America.

•	Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common and collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals and administrative expenses charged by the issuer of the contract.

•	Security transactions are recorded on the trade date.

•	Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are held by the Plan.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

3.	THE MASTER TRUST

The Plan’s investment advisor and named fiduciary, GMIMCo, established the Delphi Automotive Systems Savings Trust (the “Master Trust”) pursuant to a trust agreement between GMIMCo and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust Company and Fidelity Management Trust Company.

Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the master trust investment funds in which the Plan’s participants invest. The net investment income of each of the master trust investment funds is allocated by the trustee to each participating plan based on the plan’s interest in each master trust investment fund, as compared with the total interest of all the participating plans, in each master trust investment fund at the beginning of the month.

As of December 31, 1999, the Plan had approximately an 18% interest in the Master Trust.

The net assets available for benefits of all participating plans in the Master Trust as of December 31, 1999 is summarized as follows (dollars in thousands):

Investments at fair value:

Mutual funds	$1,075,852

Common and collective trusts	1,010,310

Commingled common stock funds*	894,465

Loans	174,157

Investments at contract value — guaranteed investment contracts	123,718

Net assets available for benefits	$3,278,502

* Both participant and nonparticipant-directed

The net investment earnings of all participating plans in the Master Trust for the period May 28, 1999 (date of inception) to December 31, 1999 is summarized as follows (dollars in thousands):

Interest and dividends	$93,477

Net appreciation in fair value of investments:

Mutual funds	116,819

Common and collective trusts	84,177

Commingled common stock funds	16,907

Net appreciation in fair value of investments	217,903

Net investment earnings	$311,380

The average yield on guaranteed investment contracts invested in directly by the Master Trust was 6.42% for the period May 28, 1999 to December 31, 1999. The contract value of guaranteed investment contracts invested in directly by the Master Trust exceeded fair value by approximately $2.8 million at December 31, 1999.

4.	TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect a participant’s interest in assets already in the Plan.

5.	FEDERAL INCOME TAXES

In May 2000, the Plan was determined by the IRS to be a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a), 401(k) and 4975 (e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Plan’s fiduciary and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Plan’s financial statements.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Delphi Personal Savings Plan for Hourly - Rate Employees in the United States
(Name of Plan)

June 28, 2000	By: /s/ Mike Fligstein

Mike Fligstein Director, Pension & Welfare Benefit Plans

Exhibit Index

Exhibit No.	Description

23	Consent of Deloitte & Touche LLP